dn-93577
                                       .
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                            Commission File No.
                                                                 0-27395

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

          For Period Ended:     July 31, 2002
                            ---------------------
          [  ]     Transition Report on Form 10-K
          [  ]     Transition Report on Form 20-F
          [  ]     Transition Report on Form 11-K
          [  ]     Transition Report on Form 10-Q
          [  ]     Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          ------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Chartwell International, Inc..
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

333 South Allison Parkway, Suite 100
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80226-3115
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X|       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 29, 2002, the Company received further correspondence from the Securities and Exchange Commission regarding the Company's accounting for its mineral properties. Based on this additional correspondence and the Company's continuing dialog with the SEC staff, the Company is assessing the need for additional or changed disclosure in its Form 10-KSB for the year ended July 31, 2002. Because the additional correspondence from the SEC staff was received on the due date for the Form 10-KSB, the Company was unable to complete its assessment by such date without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Janice A. Jones              (303)            804-0100
    --------------------------------    ---------     ----------------
                 (Name)                (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's net loss will decrease from approximately $(500,000) for fiscal 2001 to less than $(300,000) for fiscal 2002, and its net loss per share will decrease from $(0.01) for fiscal 2001 to $(0.00) for fiscal 2002.




                          Chartwell International, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   October 30, 2002                     By:   /s/  Janice A. Jones
     ------------------                       ----------------------------------
                                                       Janice A. Jones, Ph.D.,
                                                       Chief Executive Officer